Exhibit 99.1

PRESS RELEASE

BiondVax Announces Successful Recruitment of the First Participants in a Phase IIb Clinical Trial in Europe with its Universal Flu Vaccine: Multimeric M-001

Trial in line with BiondVax clinical plan for Phase 3 trial in 2017/18

Nes Ziona, Israel – October 21, 2015 – BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) announced today that it has successfully recruited the first two participants in this trial, BVX-007. The trial is being conducted in Budapest, Hungary at the St Istvan and St Lazslo Hospital, as well as additional satellite sites in Hungary, together with the partners from the UNISEC European Consortium.

This phase IIb trial will include 222 adults. It is designed to evaluate the safety and immunogenicity of the Universal influenza vaccine when used ahead of an avian influenza vaccine (provided by FluArt, Hungary). The avian influenza vaccine will be given only once, at a sub-optimal dose, aiming to show the dose sparing potential of the universal vaccine when given prior to the avian vaccine, a highly desirable feature in a pandemic scenario, where existing stockpiles of vaccine may not be sufficient.

Eligibility criteria for the trial include participants aged 18-60 years in good health that do not suffer from immune deficiencies and were not vaccinated against Influenza in the 6 months prior to the trial. Results are expected in the second half of 2016.

Tamar Ben-Yedidia, CSO of BiondVax commented, “The trial will provide insight into the ability of BiondVax’s universal vaccine to stimulate broad immunity to influenza viruses including the highly pathogenic H5N1 bird flu virus. It is clear that a universal vaccine for influenza, that will also cover this aggressive and particularly dangerous strain is greatly needed.”

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 7414002, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the outcome, cost and timing of our clinical trials, the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results, our ability to obtain and maintain regulatory approval of our Universal Flu Vaccine, our ability to achieve market acceptance of our Universal Flu Vaccine; unanticipated costs or delays in research, development and commercialization efforts, the applicability of clinical study results to actual outcomes, our ability to continue obtaining and maintaining intellectual property protection for our Universal Flu Vaccine, risks inherent in the development and commercialization of potential products, dependence upon collaborators, and adequacy of capital resources for product development and commercialization.The risks, uncertainties and assumptions referred to above and others are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 kenny@biondvax.com

Weizmann Science Park, 14 Einstein Street, PO Box 4143, Nes Ziona 7414002, Israel
Tel: +972 8 930 2529 ● Fax:+972 8 930 2531 ● www.biondvax.com